UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nuclear Management Company, LLC
NMC Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

NMC Savings and Retirement Plan
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5	-	11

Supplemental Schedule:
Form 5500, Schedule H, Part IV – Line 4(i) – Schedule of Assets (Held at Year End) as of Dec. 31, 2015	12

Signatures	13

Exhibits
23.1 – Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Xcel Energy Inc. and Participants of
Nuclear Management Company, LLC
NMC Savings and Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis Minnesota
June 27, 2016

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
Statement of Net Assets Available for Benefits

	Dec. 31, 2015	Dec. 31, 2014
Assets:
Investments at fair value:
General investments (Note 5)	$131,612,263	$140,243,619
Value of interest in Master Trust (Note 3)	1,173,220	699,819
Total value of investments	132,785,483	140,943,438

Receivables:
Xcel Energy contributions (Note 1)	1,263,319	1,107,818
Notes receivable from participants (Note 2)	763,284	838,452
Total receivables	2,026,603	1,946,270
Total assets	134,812,086	142,889,708

Net assets available for benefits	$134,812,086	$142,889,708

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2015	2014
Contributions:
Xcel Energy	$2,342,402	$2,055,281
Participant	3,004,553	2,645,104
Rollover	81,017	207,463
Total contributions	5,427,972	4,907,848

Investment income:
Plan interest in income from Master Trust (Note 3)	42,242	181,241
Interest and dividend income	2,907,437	2,667,645
Net (depreciation) appreciation in fair value of interest in registered investment companies, collective trusts, and VGI Brokerage Option (Note 5)	(3,096,119)	7,453,793
Total investment income and contributions	5,281,532	15,210,527

Interest on notes receivable from participants	33,064	30,498

Benefits paid to participants	(13,339,549)	(7,544,981)
Administrative expenses (Note 1)	(52,669)	(51,083)

Net (decrease) increase in net assets available for benefits	(8,077,622)	7,644,961

Net assets available for benefits at beginning of year	142,889,708	135,244,747
Net assets available for benefits at end of year	$134,812,086	$142,889,708

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

The following is not a comprehensive description of the Nuclear Management Company, LLC (NMC) Savings and Retirement Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan.  Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s information.

General — The Plan is a defined contribution employee benefit plan providing benefits to former eligible employees of NMC that are now employees or retirees of a participating subsidiary of Xcel Energy Inc. (Xcel Energy or the Company).

NMC was initially formed by Xcel Energy Inc., Wisconsin Energy Corporation, and Wisconsin Public Service Corporation, with Alliant Energy Corporation becoming an equal partner in November 1999 and Consumers Energy Company becoming an equal partner in January 2001.  NMC was formed to improve operational performance and sustain safety and reliability levels at its members’ six nuclear plant sites. All partners noted above, with the exception of Xcel Energy Inc., withdrew during 2005 through 2007 and are referred to as former asset owners.

The Plan is subdivided into two main sections: the Savings Plan, which includes the Company match, employee Roth, pre-tax and pre-tax catch-up contributions; and the Retirement Plan which includes the NMC Retirement Contribution and the NMC Money Purchase Pension Plan Transfer Account.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management — The Plan was administered by The Vanguard Group, Inc. (Vanguard) and Vanguard Fiduciary Trust Company (VFTC) served as trustee for the years ended Dec. 31, 2015 and 2014.  The trustee is responsible for holding the investment assets of the Plan, executing investment transactions, and making distributions to former participants.

Plan assets invested in Xcel Energy common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 3 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes.

Eligibility — Each employee, who is part of a bargaining unit and whose collective bargaining agreement allows for participation in this plan shall be eligible for participation in the Plan on the first day of employment.  This excludes temporary summer help and student employees who perform services during the summer or semester breaks or as training in connection with an approved course of study.

Former asset owner employees who elected to continue accruing benefits under the asset owner qualified defined benefit pension plan in lieu of the NMC Money Purchase Retirement Plan are not eligible to participate in the merged NMC Retirement Contribution portion of the Plan.  Former asset owners are those parties in interest, detailed above.

Effective Jan. 1, 2008, the Plan was amended to no longer permit non-bargaining nuclear operations employees to contribute to the Plan.  Effective Aug. 1, 2009, certain collective bargaining agreements excluded their respective bargaining nuclear operations employees from participation in the Plan.

Vesting — Participants in the Savings Plan are immediately vested in their contributions and the Company’s contribution plus actual earnings thereon. Those in the Retirement Plan are 100 percent vested in contributions made by the Company on or after attaining age 65, death, total and permanent disability, or after three years of vesting service.

Distributions — Benefits related to the Savings Plan are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum cash payment, direct rollover or periodic installments. The Retirement Plan offers distributions of vested amounts in the form of a single lump sum cash payment, direct rollover or periodic installments. Under the provisions of the Plan, distributions from the former NMC Money Purchase Retirement Plan account are required to be made in the form of an annuity unless the participant elects to receive this portion of their benefit in another form. Savings Plan and Retirement Plan distributions from the Master Trust may be made in the form of Xcel Energy common stock or cash based upon the election of the participant.

Contributions — For the Savings Plan, participants may elect to contribute up to 50 percent of their eligible earnings as a combination of pre-tax and Roth (after-tax) contributions, up to $18,000 in 2015 and $17,500 in 2014. Employees who are age 50 and older during the Plan year may make additional pre-tax (catch-up) contributions up to $6,000 in 2015 and $5,500 2014. For both the pre-tax or Roth contributions, or a combination of the two, the Plan allows for a discretionary matching contribution equal to 100 percent of the participant’s first 3 percent of eligible compensation for the Plan year and 50 percent of such portion of the participant’s contributions that exceeds 3 percent, but does not exceed 5 percent.  For the Retirement Plan, the Company made an annual discretionary contribution equal to 5 percent of the employee’s eligible earnings (i.e., base salary), as of Dec. 31, 2015 in January 2016 and Dec. 31, 2014 in January 2015.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s annual retirement contribution, and allocations of Plan earnings or losses.  Allocations are based on the number of participant shares that make up participant account balances.

Forfeited Amounts — For the years ended Dec. 31, 2015 and 2014, the Company used $3,461 and $11,948, respectively, of forfeitures in the Retirement Plan to reduce employer contributions.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, each participant is 100 percent vested and will receive the balance of his or her account.

Administrative Expenses — Xcel Energy Inc. pays certain administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee, annual loan maintenance fee, and annual fixed administrative fee are paid by the participant.

Dividends — Cash dividends paid on shares of Xcel Energy common stock within the Master Trust are automatically reinvested in Xcel Energy common stock unless the participant elects to receive them as a taxable cash distribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements

Fair Value Measurements — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values of money market funds are based on quoted net asset value. The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices.

Common collective trusts consist of investments in the retirement target date trusts, which have been assigned as Level 2, are valued at the underlying investments' net asset values at the close of the day multiplied by the number of shares in the fund. These assets do not have any unfunded commitments at Dec. 31, 2015 and 2014, and there are no restrictions on redemption.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Investments — The Plan’s net asset investments include a money market fund, various mutual funds, collective trusts, the Master Trust, and VGI Brokerage Option. Each participant elects the percentage of his or her account balance to be invested in each investment option.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded upon distribution.

Notes Receivable from Participants — Participants may borrow from non-Roth after-tax and pre-tax contributions and earnings in their Savings Plan fund accounts any amount greater than $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates which are based on the prime rate plus 1 percent as of the first business day of the month in which each loan is approved, and stays in effect until the loan is repaid.  Interest rates at Dec. 31, 2015 and 2014 were 4.25 percent, with maturity dates through November 2023.  Principal and interest are paid ratably through payroll deductions and are credited to each participant's account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator. General purpose loans must be repaid within a five year period, and loans for the purchase of a principal residence have a maximum repayment period of 20 years. Participants may not borrow from their Retirement Plan fund accounts.

Recently Issued Accounting Pronouncements

Fair Value Measurement – In May 2015, the Financial Accounting Standards Board (FASB) issued Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), Topic 820 (Accounting Standards Update (ASU) No. 2015-07), which eliminates the requirement to categorize within the fair value hierarchy the fair values for investments measured using a net asset value per share methodology. This guidance will be effective for fiscal years beginning after Dec. 15, 2015, and early adoption is permitted. Other than the reduced disclosure requirements, the Plan does not expect the implementation of ASU 2015-07 to have a material impact on the Plan’s financial statements.

Plan Accounting - In July 2015, the FASB issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), (ASU No. 2015-12), which among other changes in accounting and disclosure requirements, eliminates the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by investment type. The guidance also simplifies the disaggregation requirements for investments that are measured using fair value. This guidance will be effective for fiscal years beginning after Dec. 15, 2015, and early adoption is permitted. The Plan is currently evaluating the impact of adopting ASU 2015-12 on the Plan’s financial statements.

Classification and Measurement of Financial Instruments - In January 2016, the FASB issued Recognition and Measurement of Financial Assets and Financial Liabilities, Subtopic 825-10 (ASU 2016-01), which among other changes in accounting and disclosure requirements, replaces the cost method of accounting for non-marketable equity securities with a model for recognizing impairments and observable price changes, and also eliminates the available-for-sale classification for marketable equity securities. Under the new guidance, other than when the consolidation or equity method of accounting is utilized, changes in the fair value of equity securities are to be recognized in earnings. This guidance will be effective for fiscal years beginning after Dec. 15, 2018. The Plan is currently evaluating the impact of adopting ASU 2016-01 on the Plan’s financial statements.

3.    INTEREST IN MASTER TRUST

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The Plan’s value of interest in the Master Trust was approximately 32,383 shares, or 0.29 percent, and 19,321 shares, or 0.16 percent at Dec. 31, 2015 and 2014, respectively. The Plan's interest in income from the Master Trust was 0.32 percent and 0.16 percent for the year ended Dec. 31, 2015 and 2014. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2015 and 2014 is summarized below:

	2015	2014
Investment at fair value:
Xcel Energy Stock Fund	$400,791,266	$429,736,039

Value of interest in Master Trust	$1,173,220	$699,819

Master Trust income for the year ended Dec. 31, 2015 and 2014 is as follows:

	2015	2014
Total interest, dividend, and other income	$14,719,316	$14,613,193
Realized and unrealized (loss) gain in Xcel Energy Stock Fund	(1,350,658)	96,796,616
Total Master Trust net gain	$13,368,658	$111,409,809

Plan's interest in income from Master Trust	$42,242	$181,241

4.    FEDERAL INCOME TAX STATUS

The IRS has determined that the Plan was designed in accordance with applicable IRC requirements by a letter dated Sept. 21, 2011. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements. On Jan. 28, 2016, an application was made to the Internal Revenue Service for a favorable determination letter with respect to the continued qualification of the NMC Savings and Retirement Plan.

The Plan's management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, including the assertion that the Plan is exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2015 or 2014.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The statute of limitations applicable to the Plan’s 2012 federal tax return expires in October 2016.

5.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value is established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs. The collective trusts are not actively traded on an exchange.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds:
U.S. Equities	$71,108,185	$—	$—	$71,108,185
International Equities	9,926,985	—	—	9,926,985
Fixed Income	13,293,422	—	—	13,293,422
Balanced Stock and Fixed Income Funds	3,076,848	—	—	3,076,848
Collective Trusts:
Retirement Target Date Trusts	—	18,840,982	—	18,840,982
VGI Brokerage Option:
Equity Securities	844,642	—	—	844,642
Money Market Funds	796,153	—	—	796,153
Mutual Funds	447,231	—	—	447,231
Money Market Funds	13,277,815	—	—	13,277,815
Plan's Interest in Master Trust (Note 3):
Xcel Energy Stock Fund	1,173,220	—	—	1,173,220
Total	$113,944,501	$18,840,982	$—	$132,785,483

	Dec. 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
U.S. Equities	$76,321,328	$—	$—	$76,321,328
International Equities	10,164,294	—	—	10,164,294
Fixed Income	14,599,244	—	—	14,599,244
Balanced Stock and Fixed Income Funds	2,431,723	—	—	2,431,723
Collective Trusts:
Retirement Target Date Trusts	—	21,290,441	—	21,290,441
VGI Brokerage Option:
Equity Securities	627,451	—	—	627,451
Money Market Funds	767,363	—		767,363
Mutual Funds	359,206	—	—	359,206
Money Market Funds	13,682,569	—	—	13,682,569
Plan's Interest in Master Trust (Note 3):
Xcel Energy Stock Fund	699,819	—	—	699,819
Total	$119,652,997	$21,290,441	$—	$140,943,438

For the years ended Dec. 31, 2015 and 2014, there were no transfers in or out of Levels 1 or 2.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy common stock.  On the Statement of Net Assets Available for Benefits, the value of interest in Master Trust includes dividends declared and payable to the Plan of $10,362 and $5,796 at Dec. 31, 2015 and 2014, respectively.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The Plan incurred fees for investment management and recordkeeping services of $52,669 and $51,083 for the year ended Dec. 31, 2015 and 2014, respectively.

7.    INVESTMENTS

The following investments represented 5 percent or more of the Plan’s net assets available for benefits as of Dec. 31, 2015 and 2014:

	2015		2014
Vanguard Institutional Index Fund Plus Shares	$43,899,092		$47,210,067
Vanguard Small-Cap Index Fund Institutional Plus Shares	14,760,538		—	*
Vanguard Prime Money Market Fund Institutional Shares	13,277,815		13,682,569
PIMCO Total Return Fund Institutional Class	10,543,952		12,172,350
Vanguard Developed Markets Index Fund Institutional Plus Shares	9,118,553		—	*
Vanguard Mid-Cap Index Fund Institutional Plus Shares	7,874,115		7,786,339
Vanguard Small-Cap Index Fund Admiral Shares	—	*	16,945,719
Vanguard Developed Markets Index Fund Admiral Shares	—	*	9,339,112

*  The market value of the fund was not in excess of 5 percent of the Plan’s net assets for the year noted.

During the years ended Dec. 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended Dec. 31
	2015	2014
Mutual Funds:
U.S. Equities	$(1,462,542)	$6,990,637
International Equities	(477,659)	(970,288)
Fixed Income	(633,146)	(8,276)
Balanced Stock and Fixed Income	(170,554)	48,936
VGI Brokerage Option	(273,059)	30,014
Collective Trusts:
Retirement Target Date Trusts	(79,159)	1,362,770
Net (depreciation) appreciation in contract and fair value of investments	$(3,096,119)	$7,453,793
Plan's Interest in Master Trust (Note 3):
Xcel Energy Stock Fund	$7,891	$157,282

The Plan's interest in income from the Master Trust of $42,242 includes interest and dividend income of $34,351 and appreciation of $7,891 for the year ended Dec. 31, 2015. For the year ended Dec. 31, 2014, the Plan's interest in income from the Master Trust of $181,241 includes interest and dividend income of $23,959 and appreciation of $157,282.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the net assets per the Form 5500 as of Dec. 31, 2015 and 2014, and a reconciliation of the increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the years ended Dec. 31, 2015 and 2014:

	Dec. 31, 2015	Dec. 31, 2014
Net assets available for benefits per the financial statements	$134,812,086	$142,889,708
Deemed distributions of participant loans	(62,175)	(62,175)
Net assets per the Form 5500	$134,749,911	$142,827,533

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
(EIN: 41-0448030) (Plan #012)

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of Dec. 31, 2015

Description		Investment Type	Cost	Current Value

*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	**	$43,899,092
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	14,760,538
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	**	13,277,815
*	PIMCO Total Return Fund Institutional Class	Registered Investment Company	**	10,543,952
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	**	9,118,553
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	7,874,115
*	Vanguard Target Retirement 2020 Trust I	Collective Trust	**	5,250,992
*	Vanguard Target Retirement 2025 Trust I	Collective Trust	**	4,055,752
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	3,629,179
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	3,076,848
*	Vanguard Total Bond Market Index Fund Institutional Plus Shares	Registered Investment Company	**	2,125,065
*	VGI Brokerage Option	Vanguard Brokerage Option	**	2,088,025
*	Vanguard Target Retirement 2015 Trust I	Collective Trust	**	2,029,763
*	Vanguard Target Retirement 2030 Trust I	Collective Trust	**	1,482,522
*	Vanguard Target Retirement 2035 Trust I	Collective Trust	**	1,447,098
*	Vanguard Target Retirement 2045 Trust I	Collective Trust	**	1,256,462
*	Plan's interest in Master Trust	Master Trust	**	1,173,220
*	Vanguard Target Retirement 2040 Trust I	Collective Trust	**	1,169,068
*	Vanguard Target Retirement 2010 Trust I	Collective Trust	**	991,596
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	**	945,260
*	Vanguard Emerging Markets Stock Index Fund Admiral Shares	Registered Investment Company	**	808,433
*	Vanguard Inflation-Protected Securities Fund Admiral Shares	Registered Investment Company	**	624,406
*	Vanguard Target Retirement Income Trust I	Collective Trust	**	435,340
*	Vanguard Target Retirement 2050 Trust I	Collective Trust	**	427,137
*	Vanguard Target Retirement 2055 Trust I	Collective Trust	**	232,049
*	Vanguard Target Retirement 2060 Trust I	Collective Trust	**	63,203
	TOTAL INVESTMENTS			$132,785,483
*	Notes receivable from participants, less deemed distributions — Interest rates at 4.25%, maturing 2016-2023		**	$763,284
*	Denotes party-in-interest.
**	Historical cost is not required for participant-directed funds.

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2016.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee